Filed by Five9, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Five9, Inc.

Commission File No.: 001-36383

Date: July 19, 2021

This filing relates to the proposed merger of Five9, Inc., a Delaware Corporation (“Five9”), with Summer Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Zoom Video Communications, Inc., a Delaware corporation (“Zoom”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 16, 2021, by and among Zoom, Merger Sub and Five9.

The following article was published by No Jitter on July 19, 2021.

Five9 and Zoom: Two Powerhouses Take on UCaaS + CCaaS

By: Sheila McGee-Smith

A couple of months ago, market chatter began around Zoom investing in contact center, either by building a solution or acquiring a company outright. Some of the contact center as a service (CCaaS) public stocks dipped on the news. I tweeted at the time that there was no reason for Five9’s stock to dip — Zoom was one of a few companies with deep enough pockets to not blink at Five9’s then $12 billion valuation.

Integrated vs. Standalone

For years, I reminded clients and vendors that in 1990 — when I started as an analyst covering call centers — 90% of all call center seats were sold with a PBX. Only 10% were standalone call center deals. Over the last few years, the question has been how that balance shifts in a cloud world, where it is easier to integrate separate applications than in a premises environment. Does it become 75% integrated, 25% standalone or 60/40?

As Rowan Trollope, Five9 CEO, mentioned on the acquisition investor call, “I think today’s deal begins to shift that balance toward a combined solution.” He went on to say that a lot of legacy premises equipment still needs to be replaced. “The opportunity here is the millions, tens of millions, even hundreds of millions of phones, that are out there that have to be replaced. And when you replace that phone system, you have to replace the contact center,” he elaborated.

Admittedly, Zoom is not a UCaaS powerhouse today. But with the video being such a key driver in the market, the addition of contact center only accelerates Zoom’s overall enterprise communications position. With Zoom’s half a million customers, Trollope sees, “an incredible opportunity to go back into that base and add contact center to every single one of those customers.”

When an investor analyst asked about the buy rather than build decision for contact center and benefits beyond simply partnering, Eric Yuan, Zoom CEO, responded by talking about the success the two companies have already had going to market together, for example, landing significant deals in education and retail. He mentioned the culture fit between the two companies that each recognized through these early deals. Finally, speaking about practicalities, he said building a solution would take many years of effort and, “customers do not want to wait…I think it’s a no-brainer.”

Channel Synergies

Two years ago, Trollope brought in a senior sales and channel executive he had worked with at Cisco. Andy Dignan, senior VP of global partners and services for Five9, has helped dramatically grow Five9’s channel program and significantly increased the proportion of indirect sales. He has also helped grow Five’s channel team with additional stellar Cisco channel talent.

I kept waiting for an investor analyst to hit on the go-to-market synergies in the Zoom/Five9 deal. When a channel question was not asked, I emailed Dignan directly for his thoughts. The two companies already, “have a healthy mix of partners who are on board with both of us,” with opportunity to add even more, Dignan said. “A top ask of our channel partners has been to simplify the UCaaS and CCaaS selling motion,” he added. One vendor versus two will clearly accomplish this.

Dignan reiterated comments made on the investor call that Five9 will continue to have an open ecosystem, where they will sell with and deliver with existing technology alliances. Specifically, Zoom will continue to partner with Genesys and NICE CXone, and Five9 with Microsoft for Teams.

While the cloud communications market has seen UCaaS leaders (e.g., RingCentral and 8x8) and CCaaS leaders (Genesys, Five9, NICE CXone, and Talkdesk), we have yet to see a completely compelling combined story. Zoom and Five9 clearly have the makings of one here.

Forward-Looking Statements

This communication contains forward-looking information related to Five9, Zoom and the acquisition of Five9 by Zoom that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction for Five9, Zoom and their respective customers, Zoom’s plans, objectives, expectations and intentions with respect to the combined company, the size of the opportunity for Zoom in contact centers, the financial condition, results of operations and business of Five9 or Zoom, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of Five9 to consummate the proposed transaction on a timely basis or at all; Zoom’s ability to successfully integrate Five9’s operations and personnel; Zoom’s ability to implement its plan, forecasts and other expectations with respect to Five9’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction; Five9’s ability to secure regulatory approvals on the terms expected in a timely manner or at all, especially in light of recent regulatory developments in the United States and elsewhere; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; any negative effects of the announcement or the consummation of the proposed transaction on the market price of Five9’s common stock or on Five9’s operating results; the impact of significant transaction costs and unknown liabilities on Five9’s operating results; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the exertion of management’s time and Five9’s resources, and other expenses incurred in connection with any regulatory or governmental consents or approvals for the transaction; the effect of the announcement or pendency of the transaction on Zoom and Five9’s business relationships, operating results, and business generally; the impact of the COVID-19 pandemic and related public health measures on Zoom and Five9’s businesses and general economic conditions; the impact of geopolitical events; Five9’s ability to attract new clients or sell additional services and functionality to our existing clients; failure to manage our growth effectively; failure to adequately retain and expand Five9’s sales force; failure to manage technical operations infrastructures; failure to successfully maintain, grow and manage strategic relationships; failure to effectively develop, manage, and maintain network of master agents and resellers; adverse economic conditions; the effects of the COVID-19 pandemic have materially affected how Five9, its clients and business partners are operating, and the duration and extent to which this will impact Five9’s future results of operations and overall financial performance remains uncertain; security breaches and improper access to or disclosure of Five9’s data or its clients’ data, or other cyber attacks on its systems; potential future acquisitions or dispositions; the markets in which we participate involve numerous competitors and are highly competitive; terminate or reduction of subscriptions and related usage by existing clients; demands of larger organizations that Five9 may not offer which could delay or prevent such sales and harm Five9’s growth rates, business and operating results; failure by third party telecommunications and internet service providers to provide reliable services; the contact center software solutions market is subject to rapid technological change; failure to comply with laws and regulations; and risks attendant to our convertible senior notes and increased debt levels.

These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Five9’s and Zoom’s respective periodic reports and other filings with the SEC, including the risk factors identified in Five9’s and Zoom’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The forward-looking statements included in this communication are made only as of the date hereof. Five9 assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Zoom intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of Five9 and that also constitutes a prospectus of Zoom (the “proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the proxy statement/prospectus will be delivered to stockholders of Five9. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF FIVE9 AND ZOOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) and other documents filed by Five9 and Zoom with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Five9 will be available free of charge under the Financials & Filings heading of the Investor Relations section of Five9’s website at https://investors.five9.com/. Copies of the documents filed with the SEC by Five9 will be available free of charge under the SEC Filings heading of the Investor Relations section of Zoom’s website at https://investors.zoom.us/.

Participants in the Solicitation

Five9 and Zoom and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Five9’s directors and executive officers is set forth in Five9’s Form 10-K for the year ended December 31, 2020 and the proxy statement for Five9’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 1, 2021 and March 29, 2021, respectively. Information about Zoom’s directors and executive officers is set forth in Zoom’s Form 10-K for the year ended January 31, 2021 and the proxy statement for Zoom’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 18, 2021 and May 5, 2021, respectively. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Five9 and Zoom using the sources indicated above.